Exhibit 2.1.1

EXECUTION VERSION

AMENDMENT TO STOCK PURCHASE AGREEMENT

THIS AMENDMENT TO STOCK PURCHASE AGREEMENT, dated as of November  14, 2006, amends the Stock Purchase Agreement (the “Agreement”), dated as November 6, 2006, by and among AAI Services Corporation (“Purchaser”), M International, Inc. (“Parent”), Richard D. McConn (“Stockholder”), and McTurbine, Inc. “(Company”)).

1.  Section 1.1 of the Agreement is hereby amended to:

(a) delete the defined terms and the definitions of Estimated Balance Sheet,” Estimated Net Worth,” “Estimated Net Worth Certificate” and “Subsection 116 Certificate”;

(b) replace the defined term and definition of “Dispute Resolution Procedure” in its entirety with the following:

“Dispute Resolution Procedure” means the procedure pursuant to which the items in dispute are referred by either Parent or Purchaser for determination as promptly as practicable to the Independent Accounting Firm, which shall be jointly engaged by Purchaser, on the one hand, and Parent, on the other hand, pursuant to an engagement letter in customary form which each of Purchaser and Parent shall execute.  If RSM McGladrey Inc. is unable to serve as the Independent Accounting Firm and Purchaser and Parent have failed to reach agreement on an Independent Accounting Firm within ten (10) calendar days following the termination of the twenty (20) calendar-day period set forth in the last sentence of Section 2.3, then the Independent Accounting Firm shall be selected by the American Arbitration Association.  The Independent Accounting Firm shall prescribe procedures for resolving the disputed items and in all events shall make a written determination, with respect to such disputed items only (i.e., in connection with Section 2.3, whether and to what extent, if any, the Closing Net Worth Certificate and the accompanying calculations of the Net Worth of Company at Closing require adjustment based on the terms and conditions of this Agreement (a “Determination”).  The Determination shall be based solely on presentations with respect to such disputed items by Purchaser and Parent to the Independent Accounting Firm and not on the Independent Accounting Firm’s independent review; provided, that such presentations shall be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Accounting Firm by Purchaser or Parent in connection with such presentations and any materials delivered to the Independent Accounting Firm in response to requests by the Independent Accounting Firm.  Each of Purchaser and Parent shall use its Reasonable Best Efforts to make its presentation as promptly as practicable following submission to the Independent Accounting Firm of the disputed items, and each such party shall be entitled, as part of its presentation, to respond to the presentation of the other party and any questions and requests of the Independent Accounting Firm.  Purchaser and Parent shall instruct the Independent Accounting Firm to deliver the Determination to Purchaser and Parent no later than thirty (30) calendar days following the date on which the disputed items are referred to the Independent Accounting Firm.  In deciding any matter, the Independent Accounting Firm (i) shall be bound by the provisions of Section 2.3 hereof, (ii) may not assign a value to any item greater than the greatest value for such item claimed by either Purchaser or Parent or less than the smallest value for such item claimed by Purchaser or Parent, and (iii) shall be bound by the express terms, conditions and covenants set forth in this Agreement, including the definitions contained herein.  In the absence of fraud or manifest error, the Determination shall be conclusive and binding upon Purchaser, Parent and Stockholder.  The Independent Accounting Firm shall consider only those items and amounts in the Purchaser’s certificate which Purchaser and Parent were unable to resolve.  All fees and expenses of the Independent Accounting Firm incurred in connection with any dispute over Purchaser’s certificate shall be borne by the parties based on the percentage which the portion of the contested amount not awarded to such party bears to the amount actually contested by the parties.  By way of example and not by way of limitation, if Parent seeks a $70,000 upward adjustment to Net Worth and the Independent Accounting Firm determines that there shall be a $40,000 upward adjustment, then Parent and Stockholder shall be responsible for three-sevenths (3/7th) of the fees and expenses and Purchaser shall be responsible for four-sevenths (4/7th) of the fees and expenses.

; and

(c) add the following defined terms and definitions:

“Canadian Escrow Account” shall have the meaning set forth in Section 5.15(a) hereof.

“Closing Date Balance Sheet” shall have the meaning set forth in Section 2.3 hereof.

“Closing Net Worth Certificate” shall have the meaning set forth in Section 2.3 hereof.

“Distribution” shall have the meaning set forth in Section 5.15(a) hereof.

“Section 116 Certificate” shall have the meaning set forth in Section 5.15(a) hereof.

2.  Section 2.1 of the Agreement is hereby amended to read in its entirety as follows:

2.1 Purchase and Sale of the Company Common Stock and Purchase Price.  At the Closing and upon the terms and subject to the conditions of this Agreement, Parent shall sell, transfer, assign and convey to Purchaser, and Purchaser shall purchase and accept from Parent, the Company Common Stock.

In full payment for the Company Common Stock, Purchaser shall pay at Closing, in the manner described in Section 2.2(c), (a) Thirty-One Million Dollars ( $31,000,000 ), (b) minus an amount equal to one-half of the premium payable for the Environmental Insurance Policy up to a maximum of $125,000.00 (the amount in (a) as adjusted by the amount in (b), the “Closing Date Purchase Price” and the Closing Date Purchase Price as otherwise adjusted pursuant to the terms of this Agreement is referred to as the “Purchase Price”).

3.  The last sentence of Section 2.2(c)(i) of the Agreement is hereby amended to read in its entirety as follows:

The Closing Date Purchase Price (1) minus the payments (or the assumption of liabilities) described in paragraphs (A), (B) and (C) of this Section 2.2(c)(i) and (2) minus the Withheld Amount is herein referred to as the “Closing Payment.”

4.  Section 2.3 of the Agreement is hereby amended to read in its entirety as follows:

2.3 Determination of Net Worth.  Within ninety (90) days after the Closing Date, Purchaser will prepare and deliver to Parent a certificate (the “Closing Net Worth Certificate”), signed by Purchaser, certifying Purchaser’s good faith determination of the Net Worth of Company as of the Closing Date, and including an estimated unaudited balance sheet of Company as of the Closing Date (the “Closing Date Balance Sheet”).  Within thirty (30) days after receipt of the Closing Net Worth Certificate and the Closing Date Balance Sheet, Parent shall identify in writing any adjustments that it believes are required to the Net Worth of the Company as of the Closing Date as reflected in the Closing Net Worth Certificate and shall set forth in reasonable detail the basis for such adjustments.  During such thirty (30) day period, Purchaser shall permit Parent access to such work papers relating to the preparation of the Closing Net Worth Certificate and the Closing Date Balance Sheet, as may be reasonably necessary to permit Parent to review in detail the manner in which the Net Worth of Company as of the Closing Date was calculated by Purchaser.  If Parent does not identify any adjustments within such thirty (30) day period, or accepts the Closing Net Worth Certificate during such thirty (30) day period, the Purchase Price shall be adjusted as set forth as provided in Section 2.4 using the Net Worth of Company reflected in the Closing Net Worth Certificate, and payment made in accordance with Section 2.4 and Section 2.5.  If during such thirty (30) day period Parent identifies adjustments to the actual Net Worth of the Company as of the Closing Date as reflected in the Closing Net Worth Certificate, Purchaser and Parent shall thereafter negotiate in good faith to resolve any such adjustments.  If Purchaser and Parent are unable to resolve all of such adjustments within twenty (20) calendar days of Purchaser’s receipt of Parent’s proposed adjustments, the parties shall resolve the dispute by way of the Dispute Resolution Procedure.

5.  Section 2.4 of the Agreement is hereby amended to read as follows:

2.4 Adjustment to Purchase Price.  The Net Worth amount determined in accordance with Section 2.3 (the “Actual Net Worth”) shall be used to calculate post-Closing adjustments to the Purchase Price as follows:

(a)                  If Actual Net Worth is equal to the Net Worth Threshold, no adjustment to the Purchase Price shall be made;

(b)                 If Actual Net Worth is less than the Net Worth Threshold,  then Parent shall pay Purchaser the difference between the Net Worth Threshold and Actual Net Worth; and

(c)                  If Actual Net Worth is greater than the Net Worth Threshold, then Purchaser shall pay Parent the difference between Actual Net Worth and the Net Worth Threshold.

All payments to be made to either Purchaser or Parent pursuant to this Section 2.4 shall be made by check or by wire transfer of immediately available funds to Parent’s account or Purchaser’s account, as applicable, within three (3) Business Days after the date on which Actual Net Worth is finally determined pursuant to Section 2.3 above.  In the event any payment under this Section 2.4 is greater than $25,000, the amount of such payment shall be increased by interest thereon at an annual rate equal to 5% for the period beginning on the Closing Date and ending on the date of such payment.

6.             Section 5.15 of the Agreement is hereby amended to read in its entirety as follows:

(a)  Purchaser, the Company and Parent shall cooperate with Parent’s Canadian tax advisors in preparing and filing, as soon as practicable, an application by Company to the Minister of National Revenue (Canada) for a certificate (a “Section 116 Certificate”) pursuant to Section 116(4) of the Income Tax Act (Canada) (“CITA”) with respect to the distribution by Company to Parent of Company’s interest in Airborne Engines (the “Distribution”), such application to be reasonably acceptable to Purchaser and Parent.  Purchaser shall withhold from the Closing Date Purchase Price the amount of Four Hundred Thousand Dollars ($400,000) (the “Withheld Amount”) with respect to Parent’s potential withholding obligation under CITA in connection with the Distribution.  Within five (5) Business Days of the Closing Date, Purchaser shall deposit the Withheld Amount with the Escrow Agent in an account separate from the Escrow Account (the “Canadian Escrow Account”) pursuant to the terms of an escrow agreement to be mutually agreed upon by Parent, Stockholder, Purchaser and Escrow Agent that shall reflect the terms set forth in this Section 5.15.  Purchaser and Parent shall each be responsible for one-half of all fees and expenses payable to the Escrow Agent with respect to the Canadian Escrow Account.

(b) In the event that on or prior to December 26, 2006, the Company receives a Section 116 Certificate with respect to the Distribution, in form and substance satisfactory to Purchaser acting reasonably, Company shall deliver a copy thereof to Purchaser, and Parent and Purchaser shall, within three (3) Business Days of Company’s receipt of such Section 116 Certificate, issue joint written instructions to the Escrow Agent to (i) remit to the Receiver General of Canada from the Canadian Escrow Account, on behalf of Company, the amount, of Taxes, plus any interest, penalties or other amounts (if any), directed to be paid with respect to the Distribution as set forth on such Section 116 Certificate and (ii) remit to Parent by wire transfer of immediately available funds to an account designated in writing by Parent, the balance of the amount at that time held in the Canadian Escrow Account following payment of the amount pursuant to clause (i) of this Section 5.15(b), less forty percent (40%) of any interest earned on the Withheld Amount (which shall be remitted to Purchaser).

(c)  In the event that on or prior to December 26, 2006, Company has not received a Section 116 Certificate with respect to the Distribution, in form and substance satisfactory to Purchaser acting reasonably, Purchaser and Parent shall, no later than December 28, 2006, issue joint written instructions to the Escrow Agent to remit to the Receiver General of Canada, on Company’s behalf, the amount at that time held in the Canadian Escrow Account, less forty percent (40%) of any interest earned on the Withheld Amount (which shall be remitted to Purchaser).

(d) In the event that on or prior to December 26, 2006, Company receives notice from the Minister of National Revenue (Canada) that a Section 116 Certificate shall not be issued with respect to the Distribution, Company shall provide a copy of such notice to Parent, and Parent and Purchaser shall, within three (3) Business Days of Company’s receipt of such notice, deliver joint written instructions to the Escrow Agent to remit to the Receiver General of Canada, on behalf of Company, the lesser of (i) the amount of Tax, plus any interest, penalties or other amounts, directed to be paid by the Minister of National Revenue (Canada) with respect to the Distribution and (ii) the amount of the Canadian Escrow Account, less forty percent (40%) of any interest earned on the Withheld Amount (which shall be remitted to Purchaser). Parent shall be responsible for paying any Taxes or other amounts payable in excess of the amount remitted to the Receiver General of Canada in accordance with the preceding sentence.  Parent shall pay such additional Taxes and such other amounts to Company promptly (and in any event within three (3) Business Days) upon Parent’s receipt from Company of notice from the Minister of National Revenue (Canada) of the total amount of Tax or other amounts payable with respect to the Distribution.  Company shall remit such additional Taxes and other amounts to the Receiver General (Canada) within one (1) Business Day of receipt from Parent.

(e)  In the event that, following December 26, 2006, Company receives a Section 116 Certificate, Company shall file, in the manner and within the delays provided for under CITA, a Canadian income tax return in respect of the year in which the distribution of the interest in Airborne Engines to Parent occurred, and Purchaser shall cause Company to pay to Parent, by wire transfer of immediately available funds to an account designated in writing by Parent, any amount that is refunded to Company with respect to the amounts remitted pursuant to Section 5.15(c) hereof, within three (3) Business Days of Company’s receipt of such refunded amount.

(f)  In the event that following December 26, 2006, Company receives  notice from the Minister of National Revenue (Canada) that a Section 116 Certificate shall not be issued with respect to the Distribution, Company shall provide a copy of such notice to Parent.  If pursuant to such notice, the aggregate amount of Taxes and other amounts payable with respect to the Distribution exceed the amount remitted to the Receiver General of Canada pursuant to Section 5.15(c) hereof, then Parent shall pay such excess Taxes and such other amounts to Company promptly (and in any event within three (3) Business Days) upon Parent’s receipt from Company of notice from the Minister of National Revenue (Canada) of the total amount of Tax or other amounts payable with respect to the Distribution, and  Company shall remit such excess Taxes and other amounts to the Receiver General of Canada within one (1) Business Day of receipt from Parent.  If pursuant to such notice, the aggregate amount of Taxes and other amounts payable with respect to the Distribution are less than the amount remitted to the Receiver General of Canada pursuant to Section 5.15(c) hereof, then Company shall file, in the manner and within the delays provided for under CITA, a Canadian income tax return in respect of the year in which the distribution of the interest in Airborne Engines to Parent occurred, and Purchaser shall cause Company to pay to Parent, by wire transfer of immediately available funds to an account designated in writing by Parent, any amount that is refunded to Company with respect to the amounts remitted pursuant to Section 5.15(c) hereof, within three (3) Business Days of Company’s receipt of such refunded amount.

(g) Notwithstanding anything to the contrary contained herein, (i) Parent shall be responsible and shall pay to Company for further remission to the Receiver General of Canada, any and all Taxes and other amounts (including without limitation penalties and interest) owed under applicable Canadian Tax law with respect to the Distribution that exceed amounts held in the Canadian Escrow Account and (ii) if at any time Parent does not fulfill its obligations under this Section 5.15, including without limitation its obligations to provide joint written instructions to the Escrow Agent in accordance with this Section 5.15, Purchaser may cause the Company to remit such funds as Purchaser reasonably determines are payable to the Receiver General of Canada, and shall be entitled to indemnification pursuant to Section 11.3(c) hereof with respect to any and all Adverse Consequences incurred by Purchaser and/or Company with respect thereto.

7.  Section 6.11 of the Agreement is hereby amended to delete the last sentence of such Section.

8.  Section 9.1(n) of the Agreement is hereby amended to read in its entirety as follows:

(n)                 [Reserved];

 9.            Except as amended hereby, the Agreement shall continue in full force and effect.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the undersigned have executed and delivered this Amendment as of the date first written above.

PARENT:
M International, Inc.

By:	/s/ Mehdi Protzuk
Name:	Mehdi Protzuk
Title:	Vice President

COMPANY:
McTurbine Inc.

By:	/s/ Mehdi Protzuk
Name:	Mehdi Protzuk
Title:	Vice President

STOCKHOLDER:
Richard D. McConn

By:	/s/ David Reichardt
Name:	David Reichardt
Title:	Pursuant to Limited Power of Attorney
Dated the 3rd of November, 2006

PURCHASER:
AAI Services Corporation

By:	/s/ James Perry
Name:	James H. Perry
Title:	Vice President and Chief Financial Officer